SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 2, 2003

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release dated September 1, 2003, relating to restructuring of, and repurchase of part of, its TDIRAs.

www.francetelecom.com

Paris, September 1, 2003

Press release

France Telecom has restructured its Titres à Durée Indéterminée Remboursables en Actions (“TDIRA”) issued in March 2003 and repurchased part of these TDIRAs in order to reduce its financing costs.

•	1.25% reduction of the fixed interest rate, payable during the first seven years of the issue in exchange for the payment of 437.9 million euros to the holders

•	Extension until June 30, 2004 of the lock-up period for holders of TDIRAs

•	Repurchase by France Telecom of TDIRAs for a nominal amount of approximately 750 million euros.

In connection with the restructuring of its TDIRAs, France Telecom convened general meetings for holders of both tranches of TDIRAs issued on March 3, 2003. On August 25, 2003, these general meetings approved the reduction of the annual fixed interest rate due until December 31, 2009, from 7.00% to 5.75%.

In exchange, France Telecom accepted to immediately pay the holders a total amount of € 437.9 million.

On this occasion, the parties have agreed that the lock-up period, initially agreed prior to the issuance of the TDIRAs, be extended until June 30, 2004. The extension of the lock-up period relates to the transfer of the TDIRAs and hedging of the equity component of such TDIRAs. Nonetheless, as provided in the new lock-up agreement, holders will now be entitled to hedge the credit risk related to the TDIRAs, which was previously prohibited.

France Telecom also repurchased today some of its TDIRAs for approximately 750 million euros, by means of a competitive auction process:

•	Approximately 725 million euros of TDIRAs of the “Bank Tranche” at an average repurchase price equivalent to 99.24% of the nominal value of such TDIRAs excluding accrued interest

•	25 million euros of TDIRAs of the “Vendor Tranche” at an average repurchase price equivalent to 99.19% of the nominal value of such TDIRAs excluding accrued interest

Following this transaction, France Telecom confirms its short and medium term debt reduction objectives, or a ratio of net indebtedness to EBITDA of less than 3x and between 1.5x and 2x at the end of 2003 and 2005, respectively.

Press contact +33 1 44 44 93 93

Nilou Ducastel	Caroline Chaize
nilou.ducastel@francetelecom.com	caroline.chaize@francetelecom.com

France Telecom Corporate Communication Information Department	6 Place d’Alleray 75505 Paris cedex 15 France	Phone: +33 1 44 44 93 93 Fax: +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 2, 2003	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information